Filed Pursuant to Rule 424(b)(3)
Registration No. 333-199125

NORTHSTAR HEALTHCARE INCOME, INC.
SUPPLEMENT NO. 11 DATED AUGUST 19, 2015
TO THE PROSPECTUS DATED FEBRUARY 6, 2015
This Supplement No. 11 supplements, and should be read in conjunction with, our prospectus dated February 6, 2015 and the additional information incorporated by reference herein and described under the heading “Incorporation of Certain Documents by Reference” in this Supplement No. 11. This Supplement No. 11 supersedes and replaces all prior supplements to the prospectus. Defined terms used herein shall have the meaning ascribed to them in the prospectus, unless the context otherwise requires. The purpose of this Supplement No. 11 is to disclose:

•	the status of our current public offering;

•	an update to the suitability standards in our prospectus;

•	a description of our investments;

•	information regarding our borrowings;

•	selected financial data;

•	our performance—funds from operations and modified funds from operations;

•	distributions declared and paid;

•	compensation paid to our advisor and our dealer manager;

•	the adoption of an amended and restated share repurchase program;

•	information regarding our share repurchase program;

•	information regarding our net tangible book value per share;

•	an update to our risk factors;

•	an update to the “Estimated Use of Proceeds” section of our prospectus;

•	the appointment and resignation of certain officers;

•	an update to the biographical information on certain officers and directors and management of our advisor;

•	information on experts;

•	information incorporated by reference; and

•	our current form of subscription agreement.
Status of Our Current Public Offering
Following the completion of our $1.1 billion initial public offering of common stock, we commenced our follow-on public offering of $700.0 million in shares of common stock on February 6, 2015, of which up to $500.0 million in shares are being offered pursuant to our primary offering and up to $200.0 million in shares are being offered pursuant to our distribution reinvestment plan, or DRP. We refer to our primary offering and our DRP collectively as our offering.

As of August 17, 2015, we received and accepted subscriptions in our offering for 24.5 million shares, or $250.0 million, including 0.2 million shares, or $1.6 million, sold to NorthStar Realty Finance Corp., or NorthStar Realty. As of August 17, 2015, 45.0 million shares remain available for sale pursuant to our offering, including shares offered pursuant to our DRP that may be reallocated to our primary offering. Our primary offering is expected to terminate during the fourth quarter of 2015. However, our board of directors may determine to terminate our primary offering at any time.
Update to Suitability Standards
     The following state-specific suitability standards supersede the standards for such states appearing on page i of the prospectus:
Kansas—It is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other public non-traded real estate investment trusts. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.
Nebraska—Nebraska investors must limit their investment in this offering and in the securities of other public non-traded real estate investment trusts to 10% of such investor’s net worth. Investors who are accredited investors within the meaning of the federal securities laws are not subject to the foregoing limitation.
Description of Our Investments
As of June 30, 2015, as adjusted for investment activity through August 11, 2015, our portfolio consists of 39 investments, including 34 equity investments with a total cost of $2.3 billion and five debt investments with a principal amount of $219.9 million.
The following table presents our investments as of June 30, 2015, as adjusted for investment activity through August 11, 2015 (dollars in thousands):

Investment Type:	Number of Properties		% of Total
Real estate equity (3) (4)
Senior housing facilities	202	$1,476,408	58.6%
SNF	247	464,845	18.5%
MOB	148	316,508	12.6%
Hospital	14	40,942	1.6%
Total real estate equity	611	2,298,703	91.3%

Real estate debt (4)
First mortgage loans		25,887	1.0%
Mezzanine loans		194,025	7.7%
Total real estate debt		219,912	8.7%
Total investments		$2,518,615	100.0%
__________________

(1)
Based on cost for real estate equity investments, which includes net purchase price allocation related to net intangibles, deferred costs, other assets, if any, and adjusted for subsequent capital expenditures. For real estate debt, based on principal amount.

(2)	Includes our proportionate interest in real estate held through joint ventures of $1.4 billion.

(3)
Classification based on predominant services provided, but may include other services: skilled nursing facilities, or SNFs, medical office buildings, or MOBs, and senior housing facilities, which include assisted living facilities, or ALFs, memory care facilities, or MCFs, independent living facilities, or ILFs, as well as continuing care retirement communities, or CCRCs.

(4)
Includes our proportionate interest in a real estate equity acquisition and real estate debt origination on July 1, 2015 of $326.6 million and $75.0 million, respectively. Refer to Recent Investment Activity below.

On August 13, 2015, a senior loan with an outstanding principal amount of $11.3 million was repaid in full.

Real Estate Equity
As of June 30, 2015, $2.3 billion, or 91.3% of our assets, was invested in healthcare real estate equity, adjusted for an acquisition of a real estate investment through August 11, 2015. The following presents our portfolio diversity across property type and geographic location based on cost:

Real Estate Equity by Property Type (1)	Real Estate Equity by Geographic Location

____________________________________

(1)	Classification based on predominant services provided, but may include other services.
Real Estate Debt
As of June 30, 2015, $219.9 million, or 8.7% of our assets, was invested in real estate debt secured by healthcare facilities, consisting of five loans with an average investment size of $44.0 million, adjusted for a debt investment originated through August 11, 2015. The weighted average extended maturity of our real estate debt portfolio is 4.5 years.

Real Estate Debt by Property Type (1)	Real Estate Debt by Geographic Location

___________________________________

(1)	Classification based on predominant services provided, but may include other services.

Real Estate Equity Investments Summary
The following table presents our equity investments in healthcare properties that we own as of June 30, 2015, as adjusted for investment activity through August 11, 2015 (dollars in thousands). All properties are senior housing facilities, which include MCFs, ALFs, ILFs and CCRCs:

Direct Equity Investments
Location City, State		Units	Contract Purchase Price(1)	Resident Occupancy as of 6/30/2015	Ownership Interest(2)	Borrowings(3)	Contractual Interest Rate		Maturity(4)
Net Leased Portfolio
Bohemia, NY		128	$33,200	90.1%	100%	24,946	3.99%		Jan-25
Cheektowaga, NY		100	12,500	87.7%	100%	8,612	L+3.50%		Dec-19
Clinton, CT		48	10,500	62.9%	100%	6,269	L+3.50%		Dec-19
Hauppauge, NY		119	21,500	94.9%	100%	15,135	3.99%		Jan-25
Islandia, NY		218	47,700	82.3%	100%	37,191	3.99%		Jan-25
Jericho, NY		105	22,600	90.4%	100%	16,478	3.99%		Jan-25
Leawood, KS		70	8,000	95.7%	100%	—	—		—
Skaneateles, NY		14	3,000	100.0%	100%	2,090	L+3.50%		Dec-19
Smyrna, GA		56	10,000	78.4%	100%	7,029	L+3.50%		Dec-19
Spring Hill, KS		48	7,000	95.8%	100%	—	—		—
Bellevue, WA		126	38,977	86.7%	100%	30,900	3.92%		May-22
Kalamazoo, MI		213	30,677	77.7%	100%	34,800	3.92%		May-22
Oklahoma, OK		213	7,777	80.1%	100%	3,000	3.92%		May-22
Palm Desert, CA		245	43,877	88.5%	100%	16,495	3.92%		May-22
Sarasota, FL		282	92,976	82.8%	100%	55,592	3.92%		May-22
Dana Point, CA		181	55,176	95.5%	100%	32,757	3.92%		May-22
RIDEA Portfolio(5)
Denver, CO		183	31,500	85.8%	97%	21,500	L+2.92%		Feb-21
Frisco, TX		202	38,958	85.5%	97%	20,000	L+3.04%		Mar-21
Milford, OH		125	15,600	72.7%	97%	10,500	L+3.35%	(6)	Dec-18
Tarboro, NC		175	24,900	86.2%	97%	14,812	3.92%		May-22
St. Petersburg, FL		513	57,300	76.1%	97%	34,109	3.92%		May-22
Crystal Lake, IL		211	36,500	90.2%	97%	27,630	3.92%		May-22
Southfield, MI		345	18,200	83.5%	97%	9,000	3.92%		May-22
Independence, MO		199	20,500	92.7%	97%	15,600	3.92%		May-22
Tucson, AZ		404	69,900	95.9%	97%	57,375	3.92%		May-22
Millbrook, NY		173	32,700	81.3%	97%	24,825	3.92%		May-22
Tuckahoe, NY		126	41,000	88.8%	97%	12,755	3.92%		May-22
Alexandria, VA		208	58,800	87.6%	97%	40,350	3.92%		May-22
LaJolla, CA	(7)	23	3,240	100.0%	97%	—	—		—
Total		5,053	$894,558			$579,750
______________________________

(1)	As adjusted for purchase price credits, excluding transaction costs, future fundings, post-closing adjustments and other assets.

(2)	All properties are owned in fee simple.

(3)	Represents principal amount as of June 30, 2015.

(4)	Assumes extended maturity date, if any.

(5)
Represents investments completed through structures permitted by the REIT Investment Diversification and Empowerment Act of 2007, or RIDEA, whereby we participate directly in the operational cash flow of a property.

(6)	Rate subject to a LIBOR floor of 0.5%.

(7)	Remainder interests in condominium units. Purchase price is shown net of refund liabilities.

The following table presents our investments in joint ventures as of June 30, 2015, as adjusted for investment activity through August 11, 2015 (dollars in millions):

Investments in Joint Ventures
Location City, State	Units(1)	Purchase Price / Cost (2)	Type(3)	Resident Occupancy as of 6/30/2015	Ownership Interest(4)	Borrowings(5)	Contractual Interest Rate(6)	Maturity(7)
Formation Healthcare Portfolio
Various	8,552	$1,050	SNF/Senior Housing	86.3%	5.6%	$704	Various	Various
Envoy Healthcare Portfolio
Mid-Atlantic/Northeast	1,658	145	SNF	89.4%	11.4%	104	L+4.25%	Jun-19
Griffin-American Portfolio
Various	10,115	4,003	Various	91.0%	14.3%	2,962	Various	Various
Winterfell Portfolio
Various	3,983	875	Senior Housing	92.0%	40.0%	648	4.17%	May-25
Espresso Portfolio
Various	15,405	1,061	SNF/Senior Housing	84.1%	36.7%	886	Various	Various
Total	39,713	$7,134				$5,304
_________________________

(1)	Represents units for senior housing and beds for SNFs and hospitals. Excludes 146 medical office buildings, or MOBs.

(2)
Deemed contract purchase price. For the Espresso Portfolio, amount includes closing costs and other expenses, pre-funded capital expenditures and certain adjustments for working capital and other items related to the closing of the acquisition of the Espresso Portfolio.

(3)	Classification based on predominant services provided, but may include other services.

(4)	Represents our proportionate ownership interest in each joint venture portfolio.

(5)	Represents principal amount as of June 30, 2015, except for the Espresso Portfolio which is as of the date of acquisition. Espresso Portfolio borrowings include our $75.0 million mezzanine loan.

(6)
Formation Healthcare Portfolio borrowings consist of a $348.6 million fixed rate component with an interest rate of 4.54% and a $355.2 million variable rate component with a weighted average interest rate of three-month LIBOR plus 4.10%. Griffin-American Portfolio borrowings consist of (i) a $1.75 billion fixed rate component with a weighted average interest rate of 4.68%, (ii) an $862.5 million variable rate U.S. component with a weighted average interest rate of one-month LIBOR plus 3.10% and a $349.9 million variable rate U.K. component with a weighted average interest rate of three-month LIBOR plus 4.25%. Espresso Portfolio borrowings consist of (i) $527.2 million in senior secured loans with an average fixed interest rate of 3.79% (plus 0.50% mortgage insurance premium), (ii) a $98.4 million senior secured loan with a variable interest rate of 4.75% over the one-month LIBOR, (iii) a $60.0 million first lien senior secured loan with a variable interest rate of 3.75% over the three-month LIBOR, (iv) an $87.3 million second lien senior secured loan with a variable interest rate of 3.75% over the three-month LIBOR, (v) a $38.5 million senior secured loan with a variable interest rate of 4.50% over the one-month LIBOR and (vi) a $75.0 million mezzanine loan originated by us with a fixed interest rate of 10.0%. Rates are subject to LIBOR floors, if applicable.

(7)
Assumes extended maturity date, if any. Formation Healthcare Portfolio's extended maturities range from 2019 to 2025; Griffin-American Portfolio from 2013 to 2035; Espresso Portfolio from 2019 to 2048.

The following table presents our major tenants currently leasing our net leased properties and our RIDEA properties, as of August 19, 2015 (dollars in thousands except per square foot information):

Location City, State	Major Tenant/Operator	Square Footage	Percentage Leased(1)	Renewal Options	Contractual Annual Lease Payment (2)	Lease Payment per Square Foot	Lease Expiration Date(3)
Net Lease Portfolio
Bellevue, WA	Fountains Bellevue, LLC	191,052	100%	4-five year	$4,282	$22.41	Feb-22
Bohemia, NY	Arcadia Management, Inc.	73,000	100%	None	2,247	30.78	Sep-29
Cheektowaga, NY	Peregrine’s Landing LLC	81,953	100%	2-five year	1,100	13.42	Oct-24
Clinton, CT	Peregrine Way of CT, LLC	25,332	100%	2-five year	924	36.48	Oct-24
Dana Point, CA	Fountains Sea Bluffs, LLC	297,595	100%	4-five year	3,097	10.41	Feb-22
Hauppauge, NY	Arcadia Management, Inc.	84,000	100%	None	1,455	17.32	Sep-29
Islandia, NY	Arcadia Management, Inc.	192,000	100%	None	3,229	16.82	Sep-29
Jericho, NY	Arcadia Management, Inc.	55,000	100%	None	1,530	27.82	Sep-29
Kalamazoo, MI	Fountains Bronson Place, LLC	269,132	100%	4-five year	2,191	8.14	Feb-22
Leawood, KS	AHG Leawood LLC	48,470	100%	2-five year	690	14.24	Oct-23
Oklahoma, OK	Fountains Canterbury, LLC	215,884	100%	4-five year	886	4.10	Feb-22
Palm Desert, CA	Fountains Carlotta, LLC	309,593	100%	4-five year	3,110	10.05	Feb-22
Sarasota, FL	Fountains Lake Pointe Woods, LLC	464,363	100%	4-five year	6,884	14.82	Feb-22
Skaneateles, NY	Peregrine Properties of Skaneateles, LLC	13,233	100%	2-five year	264	19.95	Oct-24
Smyrna, GA	Peregrine Way of GA, LLC	26,500	100%	2-five year	880	33.21	Oct-24
Spring Hill, KS	AHG Spring Hill, LLC	28,116	100%	2-five year	604	21.48	Oct-23
RIDEA Portfolio
Alexandria, VA	Watermark Washington House, LLC	189,340	100%	5-one year	2,860	15.11	Feb-22
Crystal Lake, IL	Watermark Crystal Lake, LLC	195,405	100%	5-one year	1,924	9.85	Feb-22
Denver, CO	Watermark Harvard Square, LLC	131,062	100%	3-one year	2,146	16.37	Jan-21
Frisco, TX	Watermark Parkview, LLC	299,480	100%	3-one year	1,986	6.63	Feb-21
Independence, MO	Watermark Greenbriar	172,041	100%	5-one year	1,256	7.30	Feb-22
Milford, OH	Watermark Pinebrook, LLC	145,896	100%	3-one year	357	2.45	Dec-20
Millbrook, NY	Watermark Millbrook, LLC	157,600	100%	5-one year	1,673	10.62	Feb-22
Southfield, MI	Watermark Franklin, LLC	349,605	100%	5-one year	884	2.53	Feb-22
St. Petersburg, FL	Watermark Boca Ciega Bay, LLC	356,303	100%	5-one year	2,523	7.08	Feb-22
Tarboro, NC	Watermark Albemarle, LLC	310,582	100%	5-one year	1,192	3.84	Feb-22
Tuckahoe, NY	Watermark Rivervue LLC	110,000	100%	5-one year	1,421	12.92	Feb-22
Tucson, AZ	Watermark La Cholla, LLC	390,613	100%	5-one year	4,013	10.27	Feb-22
Total		5,183,150

_________________________________

(1)	Represents tenant occupancy.

(2)	Represents current contractual annual rent, but excludes impact of rent escalations per leases for Spring Hill, KS, Leawood, KS, Denver, CO, Frisco, TX and Milford, OH.

(3)	Represents initial lease expiration.

The following table presents major lease expirations at each of our properties for the next ten years and thereafter including properties operating under the RIDEA structure (dollars in thousands):

Year	Number of Leases Expiring	Square Footage Expiring	Annual Rent Expiring(1)	% of Total Annual Rent Expiring
2015–2019	—	—	$—	—
2020	1	145,896	2,325	3.1%
2021	2	430,542	8,832	11.9%
2022	10	3,979,108	44,967	60.5%
2023	2	76,586	1,616	2.2%
2024	4	147,018	4,001	5.4%
Thereafter	4	404,000	12,584	16.9%
Total	23	5,183,150	$74,325	100.0%
__________________________________

(1)	Amounts based on contractual lease amounts at the date of expiration.
Other Information Regarding our Properties
We believe that all of our properties are suitable for their intended purposes and adequately covered by insurance. Each of our properties competes for residents with a number of facilities providing comparable services in their respective markets, whose relative performance, among other factors, could impact the future operating results of our properties. At a number of our properties, we, along with our property managers and investment partners, as applicable, are currently planning to complete renovation and expansion projects. We plan to expand our Frisco, Texas independent living facility with approximately 52 assisted living and memory care units for an estimated cost of $13.8 million. We plan to expand our Denver, Colorado independent and assisted living facility with approximately 31 memory care units for an estimated cost of $4.5 million. We expect to fund all of these projects through additional equity contributions by us and our joint venture partner, The Freshwater Group, Inc. There can be no assurance that our planned renovation and expansion projects will be completed in line with our current projections, or at all, or that we realize anticipated benefits.
Debt Investments Summary
The following table presents our debt investments secured by healthcare properties as of June 30, 2015, as adjusted for investment activity through August 11, 2015 (dollars in thousands):

Debt Investments
Collateral Type(1)	Location	Initial Maturity Date	Principal Amount	Fixed Rate	Spread over LIBOR(2)	Loan-to-Value / Cost(3)
First Mortgage Loans
SNF	Newark, DE & Dallastown, PA	Jan-17	$14,637	N/A	8.3%	84%
Senior Housing	Madera, CA	Mar-16	11,250	N/A	8.0%	70%
Mezzanine Loans
SNF	Various	Jun-16	74,025	N/A	10.3%	66%
SNF	Various	Oct-16	45,000	N/A	10.0%	74%
SNF/Senior Housing	Various	Jan-21	75,000	10.0%	N/A	83%(4)
Total/Weighted Average			$219,912	10.0%	9.8%
_________________________________

(1)	Classification based on predominant services provided, but may include other services.

(2)	Certain loans are subject to a LIBOR floor. The weighted average LIBOR floor is 0.6%.

(3)
The loan-to-value ratio is the amount loaned by us, net of reserves funded and controlled by us and our affiliates, if any, over the appraised value of the property securing the loan at the time of origination. The loan-to-cost ratio is the aggregate amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the total cost of the acquisition.

(4)	Represents loan-to-cost ratio.
On August 13, 2015, a senior loan with an outstanding principal amount of $11.3 million was repaid in full.

Recent Investment Activity
Espresso Portfolio Acquisition
On July 1, 2015, we, together with Formation Capital, LLC, or Formation, and Safanad Management Limited, or Safanad, which we refer to collectively as the investors, completed the acquisition, or the acquisition, of the U.S.-based operations of Extendicare International Inc., or Extendicare, including a portfolio of 158 senior housing and care facilities, or the portfolio, for a total cost of approximately $1.1 billion, including closing costs and other expenses, pre-funded capital expenditures and certain adjustments for working capital and other items related to the closing of the acquisition. In connection with the acquisition, as discussed below, through a subsidiary of our operating partnership, we also originated a $75 million mezzanine loan, or the mezzanine loan. To fund our share of the acquisition and the mezzanine loan, we invested approximately $130.0 million with proceeds from our public offerings of common stock.
The facilities comprising the portfolio consist of 152 skilled nursing facilities and six assisted living facilities with over 15,000 beds located across 12 states, with the largest concentrations in Indiana, Kentucky, Ohio, Michigan and Wisconsin. As of March 31, 2015, the portfolio’s overall resident occupancy was approximately 83%. Prior to or in connection with the acquisition, the facilities were leased to five third party operators pursuant to long-term net leases. We believe that the properties comprising the portfolio are suitable for their intended purpose and are adequately covered by insurance. These properties compete for tenants and residents with a number of properties providing comparable services in their respective markets, whose relative performance, along with other factors, could impact the future operating results of the portfolio. We have no plans for any material renovations, improvements or development with respect to the portfolio, except in accordance with planned budgets.
The acquisition was completed through the purchase of all of the outstanding shares of Extendicare Holdings Inc., or EHI, the subsidiary through which Extendicare conducted its U.S.-based operations, by FC Domino Acquisition, LLC, or the purchaser, which is a joint venture, or the joint venture, indirectly owned 36.67% by us, 46.66% by affiliates of Safanad and 16.67% by affiliates of Formation.
The investors hold their interests in the joint venture through (i) a limited liability company in which our subsidiary and an affiliate of Formation are the sole members, or the NSHI-FC JV, and (ii) a limited partnership in which the NSHI-FC JV and an affiliate of Safanad are the limited partners, or the Safanad JV. The purchaser is, in turn, an indirect wholly owned subsidiary of the Safanad JV. The day-to-day affairs of the joint venture will be managed by an affiliate of Formation. However, in accordance with an investment committee agreement among our subsidiary and affiliates of Formation and Safanad, or the investment committee agreement, certain significant decisions will be made by an investment committee, on which each of Formation, Safanad and us will be represented. Under the terms of the limited liability company agreement of the NSHI-FC JV and the limited partnership agreement of the Safanad JV (such agreements, together with the investment committee agreement, are referred to as the joint venture governing documents), distributions of capital and other proceeds will generally be pro rata subject to certain incentive distributions payable to affiliates of Formation and Safanad after certain performance thresholds have been satisfied. The joint venture governing documents also contain customary forced sale and other liquidity provisions.
In connection with the acquisition, the purchaser directly or indirectly assumed: (i) $527.2 million in the aggregate of senior secured loans by the U.S. Department of Housing and Urban Development, or HUD, with an average fixed interest rate of 3.79% (plus 0.50% mortgage insurance premium) and a weighted average remaining term of 29 years, (ii) a $98.4 million senior secured loan by The PrivateBank and Trust Company, with a floating interest rate of 4.75% over the one-month London Interbank Offered Rate, or LIBOR, and a remaining term of 47 months and (iii) a $60.0 million first lien senior secured loan with General Electric Capital Corporation, or GE, with a floating interest rate of 3.75% over the three-month LIBOR and a term of five years. In addition, in connection with the acquisition, the purchaser, EHI and/or certain of its subsidiaries entered into an $87.3 million second lien senior secured loan with GE, with a floating interest rate of 3.75% over the three-month LIBOR and a term of five years, and a $38.5 million senior secured loan with Pacific Western Bank, or PacWest, with a floating interest rate of 4.50% over the one-month LIBOR and a term of three years (with a two-year extension). In addition, the purchaser obtained the mezzanine loan from us, as more fully described below.

Espresso Mezzanine Investment
In connection with the acquisition, through a subsidiary of our operating partnership, we originated the mezzanine loan to the purchaser, secured by a pledge of the outstanding shares of EHI. The mezzanine loan bears interest at a fixed rate of 10.0% per year and was originated at a 1.0% discount. In addition, we earned a commitment fee equal to 0.75% of the outstanding principal amount of the mezzanine loan.The term of the mezzanine loan is 67 months. The mezzanine loan may be prepaid during the first 36 months, subject to the payment of a yield maintenance premium that can in no event be less than 1% of the outstanding principal balance. If the mezzanine loan is prepaid during months 37-48, the borrower must pay a prepayment penalty equal to 3% of the amount prepaid. Thereafter, the mezzanine loan may be prepaid in whole or in part without penalty. The underlying loan agreement requires the borrower to comply with various financial and other covenants. In addition, the loan agreement contains customary events of default (subject to certain materiality thresholds and grace and cure periods). The events of default are standard for agreements of this type and include, for example, payment and covenant breaches, insolvency of the borrower, the occurrence of an event of default relating to the collateral or a change in control of the borrower.The loan-to-cost ratio, or LTC ratio, of the mezzanine loan is approximately 83%. The LTC ratio is the aggregate amount loaned to the borrower net of reserves funded and controlled by us and our affiliates, if any, over the total cost of the acquisition.
Our Borrowings
Summary
As of June 30, 2015, we had 23 mortgage notes payable totaling approximately $579.8 million. The following table describes our borrowings outstanding as of June 30, 2015 (dollars in thousands):

	Type	Final Maturity		Contractual Interest Rate(1)		Principal Amount
Mortgage notes payable
Peregrine Portfolio (2)
Various locations	Non-recourse	Dec-19		L+3.50%		$24,000
Watermark Aqua Portfolio
Milford, OH (3)	Non-recourse	Dec-18		L+3.35%		10,500
Denver, CO	Non-recourse	Feb-21		L+2.92%		21,500
Frisco, TX	Non-recourse	Mar-21		L+3.04%		20,000
Arbors Portfolio (4)
Various locations	Non-recourse	Jan-25		3.99%		93,750
Watermark Fountains Portfolio (5)
Various locations	Non-recourse	May-22		3.92%		410,000
Sub-total						579,750

Credit facilities
Term Loan Facility	Recourse	Nov-17	(6)	Various	(7)	—

Total						$579,750
_________________________________

(1)
Floating rate borrowings are comprised of $41.5 million principal amount of floating rate borrowings at one-month LIBOR and $34.5 million principal amount of floating rate borrowings at three-month LIBOR, including $10.5 million subject to a LIBOR floor of 0.5%.

(2)
In December 2014, we entered into a mortgage note arrangement with a capacity of up to $30.0 million, subject to certain conditions, secured by four healthcare real estate properties. As of June 30, 2015, we borrowed $24.0 million of this commitment, of which $7.6 million was used to repay an existing mortgage note payable. The repayment resulted in a $0.2 million loss on extinguishment of the mortgage note payable due to the write-off of deferred financing costs. As of June 30, 2015, we did not maintain the minimum lease coverage ratio and are required to fund $2.0 million into a lender controlled reserve until it can maintain a minimum debt yield for two consecutive quarters. We have been working constructively with the lender and are not required to fund any other reserves.

(3)
The initial maturity of $10.5 million principal amount of a floating rate borrowing is December 2016, with two one-year extensions available at our option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(4)	In January 2015, we entered into four mortgage notes payable with an aggregate amount of $93.8 million, secured by four healthcare real estate properties.

(5)	Comprised of $410.0 million principal amount of fixed rate borrowings, secured by 15 healthcare real estate properties.

(6)
The initial maturity of our term loan facility, is November 2016, with a one-year extension available at our option, which may be subject to the satisfaction of certain customary conditions set forth in the governing documents.

(7)	The interest rate depends on our cumulative leverage and advance rate depends upon asset type and characteristics.
Selected Financial Data
The information below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, each included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015 and our Annual Report on Form 10-K for the year ended December 31, 2014 and incorporated by reference into this prospectus.
The historical operating and balance sheet data as of and for the six months ended June 30, 2015 and 2014 was derived from the unaudited consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which is incorporated herein by reference. The historical operating and balance sheet data for the year ended December 31, 2014 and 2013 and as of December 31, 2014, 2013 and 2012, respectively, was derived from the audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2014 and 2013, which is incorporated herein by reference (dollars in thousands except per share data):

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014	2013
	(Unaudited)
Statement of Operations Data:
Resident fee income	$15,980	$6,730	$14,511	$38
Rental income	9,647	2,268	8,038	488
Interest income	7,208	1,267	7,490	375
Total revenues	32,835	10,265	30,039	901
Total expenses	55,132	13,951	34,125	3,470
Income (loss) from operations	(22,297)	(3,686)	(4,086)	(2,569)
Realized gain (loss)	—	—	(156)	—
Equity in earnings (losses) of unconsolidated ventures	(8,941)	(297)	(12,127)	—
Income tax benefit (expense)	553	—	1,390	—
Net income (loss)	(30,685)	(3,983)	(14,979)	(2,569)
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	(30,533)	(3,953)	(14,945)	(2,560)
Distributions declared per share of common stock	$0.33	$0.33	$0.68	$0.50

	June 30,	December 31,
	2015	2014	2013	2012
	(Unaudited)
Balance Sheet Data:
Cash	$219,968	$267,672	$45,537	$202
Operating real estate, net	849,084	259,409	53,969	—
Investments in unconsolidated ventures	316,243	215,175	—	—
Real estate debt investments, net	145,987	146,267	11,250	—
Total assets	1,643,755	918,749	115,839	202
Total borrowings	579,750	76,000	18,282	—
Due to related party	176	755	1,141	—
Total liabilities	624,513	86,764	22,344	—
Total equity	1,019,242	831,985	93,495	202

Our Performance—Funds from Operations and Modified Funds from Operations
The following disclosure supersedes the prior disclosure under the heading “Description of Capital Stock—Funds from Operations and Modified Funds from Operations.” For additional information regarding our advisor, see the section entitled “Matters Relating to Our Advisory Agreement” in this prospectus supplement.
We believe that funds from operations, or FFO, and modified funds from operations, or MFFO, both of which are non-GAAP measures, are additional appropriate measures of the operating performance of a REIT and of us in particular. We compute FFO in accordance with the standards established by the National Association of Real Estate Investment Trusts, or NAREIT, as net income (loss) (computed in accordance with U.S. generally accepted accounting principles, or U.S. GAAP), excluding gains (losses) from sales of depreciable property, the cumulative effect of changes in accounting principles, real estate-related depreciation and amortization, impairment on depreciable property owned directly or indirectly and after adjustments for unconsolidated ventures.
Changes in the accounting and reporting rules under U.S. GAAP that have been put into effect since the establishment of NAREIT’s definition of FFO have prompted an increase in the non-cash and non-operating items included in FFO. For instance, the accounting treatment for acquisition fees related to business combinations has changed from being capitalized to being expensed. Additionally, publicly registered, non-traded REITs are typically different from traded REITs because they generally have a limited life followed by a liquidity event or other targeted exit strategy. Non-traded REITs typically have a significant amount of acquisition activity and are substantially more dynamic during their initial years of investment and operation as compared to later years when the proceeds from their initial public offering have been fully invested and when they may seek to implement a liquidity event or other exit strategy. However, it is likely that we will make investments past the acquisition and development stage, albeit at a substantially lower pace.
Acquisition fees paid to our advisor in connection with the origination and acquisition of debt investments are amortized over the life of the investment as an adjustment to interest income under U.S. GAAP and are therefore, included in the computation of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such acquisition fees are paid in cash that would otherwise be available to distribute to our stockholders. In the event that proceeds from our offering are not sufficient to fund the payment or reimbursement of acquisition fees and expenses to our advisor, such fees would be paid from other sources, including new financing, operating cash flow, net proceeds from the sale of investments or from other cash flow. We believe that acquisition fees incurred by us negatively impact our operating performance during the period in which such investments are acquired or originated by reducing cash flow and therefore the potential distributions to our stockholders. However, in general, we earn origination fees for debt investments from our borrowers in an amount equal to the acquisition fees paid to our advisor, and as a result, the impact of acquisition fees to our operating performance and cash flow would be minimal.
Acquisition fees and expenses paid to our advisor and third parties in connection with the acquisition of equity investments are considered expenses and are included in the determination of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense), both of which are performance measures under U.S. GAAP. Such fees and expenses will not be reimbursed by our advisor or its affiliates and third parties, and therefore, if there are no further proceeds from the sale of shares of our common stock to fund future acquisition fees and expenses, such fees and expenses will need to be paid from either additional debt, operating earnings, cash flow or net proceeds from the sale of properties or investments. All paid and accrued acquisition fees and expenses will have negative effects on future distributions to stockholders and cash flow generated by us, unless earnings from operations or net sales proceeds from the disposition of other properties are generated to cover the purchase price of the property, these fees and expenses and other costs related to such property.
The origination and acquisition of debt investments and the corresponding acquisition fees paid to our advisor (and any offsetting origination fees received from our borrowers) associated with such activity is a key operating feature of our business plan that results in generating income and cash flow in order to make distributions to our stockholders. Therefore, the exclusion for acquisition fees may be of limited value in calculating operating performance because acquisition fees affect our overall long-term operating performance and may be recurring in nature as part of net income (loss) and income (loss) before equity in earnings (losses) of unconsolidated ventures and income tax benefit (expense) over our life.
Due to certain of the unique features of publicly-registered, non-traded REITs, the Investment Program Association, or the IPA, an industry trade group, standardized a performance measure known as MFFO and recommends the use of MFFO for such REITs. Management believes MFFO is a useful performance measure to evaluate our business and further believes it is important to disclose MFFO in order to be consistent with the IPA recommendation and other non-traded REITs. MFFO that adjusts for items such as acquisition fees would only be comparable to non-traded REITs that have completed the majority of their acquisition activity and have other similar operating characteristics as us. Neither the Securities and Exchange Commission, or the SEC, nor any other regulatory body has approved the acceptability of the adjustments that we use to calculate MFFO. In the future, the SEC or another regulatory body may decide to standardize permitted adjustments across the non-listed REIT industry and we may need to adjust our calculation and characterization of MFFO.
MFFO is a metric used by management to evaluate our future operating performance once our organization and offering and acquisition and development stages are complete and is not intended to be used as a liquidity measure. Although management uses the MFFO metric to evaluate future operating performance, this metric excludes certain key operating items and other adjustments that may affect our overall operating performance. MFFO is not equivalent to net income (loss) as determined under U.S. GAAP. In addition, MFFO is not a useful measure in evaluating net asset value, since an impairment is taken into account in determining net asset value but not in determining MFFO.
We define MFFO in accordance with the concepts established by the IPA and adjust for certain items, such as accretion of a discount and amortization of a premium on borrowings and related deferred financing costs, as such adjustments are comparable to adjustments for debt investments and will be helpful in assessing our operating performance. We also adjust MFFO for deferred tax benefit or expense, as applicable, as such items are not indicative of our operating performance. Our computation of MFFO may not be comparable to other REITs that do not calculate MFFO using the same method. MFFO is calculated using FFO. FFO, as defined by NAREIT, is a computation made by analysts and investors to measure a real estate company’s cash flow generated by operations. MFFO excludes from FFO the following items:

•	acquisition fees and expenses;

•
non-cash amounts related to straight-line rent and the amortization of above or below market and in-place intangible lease assets and liabilities (which are adjusted in order to reflect such payments from an accrual basis of accounting under U.S. GAAP to a cash basis of accounting);

•	amortization of a premium and accretion of a discount on debt investments;

•	non-recurring impairment of real estate-related investments;

•	realized gains (losses) from the early extinguishment of debt;

•
realized gains (losses) on the extinguishment or sales of hedges, foreign exchange, securities and other derivative holdings except where the trading of such instruments is a fundamental attribute of our business;

•
unrealized gains (losses) from fair value adjustments on real estate securities, including commercial mortgage-backed securities and other securities, interest rate swaps and other derivatives not deemed hedges and foreign exchange holdings;

•	unrealized gains (losses) from the consolidation from, or deconsolidation to, equity accounting;

•	adjustments related to contingent purchase price obligations; and

•	adjustments for consolidated and unconsolidated partnerships and joint ventures calculated to reflect MFFO on the same basis as above.
Certain of the above adjustments are also made to reconcile net income (loss) to net cash provided by (used in) operating activities, such as for the amortization of a premium and accretion of a discount on debt and securities investments, amortization of fees, any unrealized gains (losses) on derivatives, securities or other investments, as well as other adjustments.
MFFO excludes non-recurring impairment of real estate-related investments. We assess the credit quality of our investments and adequacy of reserves/impairment on a quarterly basis, or more frequently as necessary. Significant judgment is required in this analysis. With respect to debt investments, we consider the estimated net recoverable value of the loan as well as other factors, including but not limited to the fair value of any collateral, the amount and the status of any senior debt, the prospects for the borrower and the competitive situation of the region where the borrower does business. Fair value is typically estimated based on discounting the expected future cash flow of the underlying collateral taking into consideration the discount rate, capitalization rate, occupancy, creditworthiness of major tenants and many other factors. This requires significant judgment and because it is based on projections of future economic events, which are inherently subjective, the amount ultimately realized may differ materially from the carrying value as of the balance sheet date. If the estimated fair value of the underlying collateral for the debt investment is less than its net carrying value, a loan loss reserve is recorded with a corresponding charge to provision for loan losses. With respect to a real estate investment, a property’s value is considered impaired if our estimate of the aggregate future undiscounted cash flow to be generated by the property is less than the carrying value of the property. The value of our investments may be impaired and their carrying values may not be recoverable due to our limited life. Investors should note that while impairment charges are excluded from the calculation of MFFO, investors are cautioned that due to the fact that impairments are based on estimated future undiscounted cash flow and the relatively limited term of a non-traded REIT’s anticipated operations, it could be difficult to recover any impairment charges through operational net revenues or cash flow prior to any liquidity event.
We believe that MFFO is a useful non-GAAP measure for non-traded REITs. It is helpful to management and stockholders in assessing our future operating performance once our organization and offering and acquisition and development stages are complete, because it eliminates from net income non-cash fair value adjustments on our real estate securities and acquisition fees and expenses that are incurred as part of our investment activities. However, MFFO may not be a useful measure of our operating performance or as a comparable measure to other typical non-traded REITs if we do not continue to operate in a similar manner to other non-traded REITs, including if we were to extend our acquisition and development stage or if we determined not to pursue an exit strategy.
However, MFFO does have certain limitations. For instance, the effect of any amortization or accretion on debt investments originated or acquired at a premium or discount, respectively, is not reported in MFFO. In addition, realized gains (losses) from acquisitions and dispositions and other adjustments listed above are not reported in MFFO, even though such realized gains (losses) and other adjustments could affect our operating performance and cash available for distribution. Stockholders should note that any cash gains generated from the sale of investments would generally be used to fund new investments. Any mark-to-market or fair value adjustments may be based on many factors, including current operational or individual property issues or general market or overall industry conditions.
Neither FFO nor MFFO is equivalent to net income (loss) or cash flow provided by operating activities determined in accordance with U.S. GAAP and should not be construed to be more relevant or accurate than the U.S. GAAP methodology in evaluating our operating performance. Neither FFO nor MFFO is necessarily indicative of cash flow available to fund our cash needs including our ability to make distributions to our stockholders. FFO and MFFO do not represent amounts available for management’s discretionary use because of needed capital replacement or expansion, debt service obligations or other commitments or uncertainties. Furthermore, neither FFO nor MFFO should be considered as an alternative to net income (loss) as an indicator of our operating performance.
The following table presents a reconciliation of FFO and MFFO to net income (loss) attributable to our common stockholders for the six months ended June 30, 2015 and 2014 and year ended December 31, 2014 (dollars in thousands):

	Six Months Ended June 30,		Year Ended December 31,
	2015	2014	2014
Funds from operations:
Net income (loss) attributable to NorthStar Healthcare Income, Inc. common stockholders	$(30,533)	$(3,953)	$(14,945)
Adjustments:
Depreciation and amortization	6,382	1,592	4,291
Depreciation and amortization related to unconsolidated ventures	14,134	240	3,390
Depreciation and amortization related to non-controlling interests	(112)	(30)	(62)
Funds from operations	$(10,129)	$(2,151)	$(7,326)
Modified funds from operations:
Funds from operations	$(10,129)	$(2,151)	$(7,326)
Adjustments:
Acquisition fees and transaction costs	18,706	3,611	8,207
Straight-line rental (income) loss	(1,445)	(245)	(1,149)
Amortization of premiums, discounts and fees on investments and borrowings, net	748	417	906
Deferred tax (benefit) expense	(783)	—	(1,415)
Adjustments related to unconsolidated ventures	6,315	440	11,884
Adjustments related to non-controlling interests	(128)	(31)	(34)
Realized gain (loss)	—	—	156
Modified funds from operations	$13,284	$2,041	$11,229

Distributions Declared and Paid
We generally pay distributions on a monthly basis based on daily record dates. From the date of our first investment on April 5, 2013 through June 30, 2015, we paid an annualized distribution amount of $0.68 per share of our common stock. Distributions are generally paid to stockholders on the first business day of the month following the month for which the distribution has accrued.
The following table presents distributions declared for the six months ended June 30, 2015 and the year ended December 31, 2014 (dollars in thousands):

	Six months ended June 30, 2015		Year ended December 31, 2014
Distributions(1)
Cash	$16,795		$11,897
DRP	21,211		14,744
Total	$38,006		$26,641

Sources of Distributions(2)
Funds from Operations	$—	—%	$—	—%

Offering Proceeds - Distribution Support	2,614	7%	629	2%
Offering Proceeds - Other	35,392	93%	26,012	98%
Total	$38,006	100%	$26,641	100%

Cash Flow Provided by (Used in) Operations	$(5,144)		$(1,920)
__________________________________

(1)	Represents distributions declared for such period, even though such distributions are actually paid to stockholders the month following such period.

(2)
On May 12, 2015, our board of directors approved a daily cash distribution of $0.00184932 per share of common stock for each of the three months ended September 30, 2015. On August 11, 2015, our board of directors approved a daily cash distribution of $0.00184932 per share of common stock for each of the three months ended December 31, 2015. From inception of our first investment on April 5, 2013 through June 30, 2015, we declared $66.0 million in distributions. Cumulative FFO for the period from April 5, 2013 through June 30, 2015 was negative $20 million. We did not generate positive FFO to pay distributions for the six months ended June 30, 2015 and the year ended December 31, 2014.

All distributions declared for the period from April 5, 2013 through June 30, 2015 were paid using proceeds from our offering, including from the purchase of additional shares by NorthStar Realty. Over the long-term, we expect that our distributions will be paid entirely from cash flow provided by operations. However, our operating performance cannot be accurately predicted and may deteriorate in the future due to numerous factors, including our ability to raise and invest capital at favorable yields, the financial performance of our investments in the current real estate and financial environment, the type and mix of our investments and accounting of our investments in accordance with U.S. GAAP. As a result, future distributions declared and paid may exceed cash flow provided by operations. To the extent distributions are paid from sources other than FFO, the ownership interests of our stockholders will be diluted.
Pursuant to our amended distribution support agreement, NorthStar Realty committed to purchase up to an aggregate of $10.0 million in shares of our common stock at a price equal to our gross offering price, less selling commissions and dealer manager fees, if cash distributions exceed MFFO to provide additional funds to support distributions to stockholders. In February 2013, NorthStar Realty purchased 222,223 shares of our common stock for $2.0 million under the distribution support agreement to satisfy the minimum offering requirement, which reduced the total commitment.

The following table summarizes shares purchased by NorthStar Realty pursuant to our distribution support agreement (dollars in thousands):

		Purchase
Period	Shares	Price(1)

Six Months Ended June 30, 2015	177,763	$1,631
Year Ended December 31, 2014	69,857	628
Year Ended December 31, 2013	233,391	2,101
For the period from February 11, 2013 through June 30, 2015	481,011	4,360
_________________________________

(1)
Under our amended distribution support agreement, shares of our common stock are currently purchased at a price of $9.18 per share. Prior to February 6, 2015, shares of our common stock were purchased at a price of $9.00 per share.

Compensation Paid to Our Advisor and Our Dealer Manager
In connection with the completion of NorthStar Realty’s spin-off of its asset management business into NSAM (as defined in this prospectus supplement), on June 30, 2014, we entered into a new advisory agreement with an affiliate of NSAM and terminated our advisory agreement with our prior advisor, NorthStar Healthcare Income Advisor, LLC, which we renewed for an additional one-year term commencing June 30, 2015. The information below regarding fees and reimbursements incurred and accrued but not yet paid to our advisor reflect such fees and reimbursements incurred and accrued but not yet paid to our prior advisor for the periods presented.
The following table presents the fees and reimbursements incurred to our advisor and NorthStar Securities, LLC, or our dealer manager, for the year ended December 31, 2014 and the six months ended June 30, 2015 and 2014 and the amount due to related party as of June 30, 2015 and December 31, 2014 (dollars in thousands):

		Six Months Ended June 30,		Year Ended	Due to Related Party as of
Type of Fee or Reimbursement	Financial Statement Location	2015	2014	December 31, 2014	June 30, 2015	December 31, 2014
Fees to advisor
Asset management	Asset management and other fees-related party	$6,360	$854	$3,406	$(2)	$6
Acquisition(1)	Real estate debt investments, net / investments in unconsolidated ventures / asset management and other fees-related party	22,202	4,521	21,215	(38)	245
Disposition(1)	Real estate debt investments, net	—	—	—	—	—
Reimbursements to Advisor
Operating costs(2)	General and administrative expenses	6,709	1,047	3,795	6	12
Organization	General and administrative expenses	63	263	281	—	2
Offering(2)	Cost of capital(3)	2,552	2,928	4,489	210	490
Selling commissions / Dealer manager fees	Cost of capital(3)	25,092	22,900	83,655	—	—
Total					$176	755
_________________________

(1)
Acquisition/disposition fees incurred to our advisor related to debt investments are generally offset by origination/exit fees paid to us by borrowers if such fees are required from the borrower. Acquisition fees related to equity investments are included in asset management and other fees – related party in our consolidated statements of operations. Acquisition fees related to investments in unconsolidated joint ventures are included in investments in unconsolidated ventures on our consolidated balance sheets. Our advisor may determine to defer fees or seek reimbursement.

(2)	As of June 30, 2015, our advisor has incurred unreimbursed operating costs on our behalf of $9.4 million, that remain eligible to allocate to us.

(3)	Cost of capital is included in net proceeds from issuance of common stock in our consolidated statements of equity.

Amended and Restated Share Repurchase Program
The paragraphs under the heading “Share Repurchase Program” on pages 20 and 189 of the prospectus and elsewhere where applicable are superseded in their entirety as follows:
Our share repurchase program provides an opportunity for you to have your shares of common stock repurchased by us, without fees and subject to certain restrictions and limitations. The purchase price for your shares repurchased under the share repurchase program will be as set forth below until we establish an estimated per share value of our common stock. On our valuation date and annually thereafter, we will establish an estimated value per share of our common stock based upon an independent appraisal of our assets and liabilities in compliance with FINRA rules that we will disclose in our annual report that we publicly file with the SEC.
Prior to our valuation date, unless the shares are being repurchased in connection with a stockholder's death or qualifying disability, we will repurchase shares at a price equal to or at a discount from the purchase price you paid for the shares being repurchased as follows:

Share Purchase Anniversary	Repurchase Price as a Percentage of Purchase Price(1)
Less than 1 year	No Repurchase Allowed
1 year	92.5%
2 years	95.0%
3 years	97.5%
4 years and longer	100.0%
_________________________

(1)	As adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock.
After our valuation date, unless the shares are being repurchased in connection with a stockholder's death or qualifying disability, we will repurchase shares at 95% of the most recently determined estimated value per share; provided that at any time we are engaged in a primary offering of our shares the repurchase price for our shares will not exceed the primary offering price.
Unless the shares are being repurchased in connection with a stockholder’s death or qualifying disability, we may not repurchase shares unless you have held the shares for one year. We will repurchase shares within two years of the death or “qualifying disability” of a stockholder at the higher of the price paid for the shares, as adjusted for any stock dividends, combinations, splits, recapitalizations or any similar transaction with respect to the shares of common stock, or, following our valuation date, our estimated per share value. A qualifying disability is a disability as such term is defined in Section 72(m)(7) of the Internal Revenue Code that arises after the purchase of the shares requested to be repurchased.
At any time the repurchase price is determined by any method other than the net asset value of the shares of our common stock, if we have sold property and have made one or more special distributions to our stockholders of all or a portion of the net proceeds from such sale, the per share repurchase price will be reduced by the net sale proceeds per share distributed to investors prior to the repurchase date.
Repurchases of shares of our common stock will be made quarterly upon written request to us at least 15 days prior to the end of the applicable quarter. Repurchase requests will be honored approximately 30 days following the end of the applicable quarter, which last day of the quarter we refer to as the repurchase date. Stockholders may withdraw their repurchase request at any time up to three business days prior to the repurchase date. In the event that you seek the repurchase of all of your shares of our common stock, shares of our common stock purchased pursuant to our DRP may be excluded from the foregoing one-year holding period requirement. If you have made more than one purchase of our common stock (other than through our DRP), the one-year holding period will be calculated separately with respect to each such purchase. In addition, for purposes of the one-year holding period, holders of units of our operating partnership who exchange their operating partnership units for shares of our common stock shall be deemed to have owned their shares as of the date they were issued their operating partnership units.
We cannot guarantee that the funds set aside for our share repurchase program will be sufficient to accommodate all requests made in any quarter. In the event that we do not have sufficient cash available to repurchase all of the shares of our common stock for which repurchase requests have been submitted in any quarter, we plan to repurchase the shares of our common stock on a pro rata basis on the repurchase date. In addition, if we repurchase less than all of the shares subject to a repurchase request in any quarter, with respect to any unredeemed shares, you can: (i) withdraw your request for repurchase; or (ii) ask that we honor your request in a future quarter, if any, when such repurchases can be made pursuant to the limitations of the share repurchase when sufficient funds are available. Such pending requests will be honored on a pro rata basis.
We are not obligated to repurchase shares of our common stock under our share repurchase program. We presently intend to limit the number of shares to be repurchased to: (i) 5% of the weighted average number of shares of our common stock outstanding during the prior calendar year; and (ii) those that could be funded from the net proceeds of the sale of shares under our DRP in the prior calendar year plus such additional funds as may be reserved for that purpose by our board of directors; provided, however, that the above volume limitations shall not apply to repurchases requested within two years after the death or disability of a stockholder. There is no fee in connection with a repurchase of shares of our common stock.
The aggregate amount of repurchases under our share repurchase program is not expected to exceed the aggregate proceeds received from the sale of shares pursuant to our DRP. However, to the extent that the aggregate proceeds received from the sale of shares pursuant to our DRP are not sufficient to fund repurchase requests pursuant to the limitations outlined above, our board of directors may, in its sole discretion, choose to use other sources of funds to repurchase shares of our common stock. Such sources of funds could include cash on hand, cash available from borrowings and cash from liquidations of investments as of the end of the applicable month, to the extent that such funds are not otherwise dedicated to a particular use, such as working capital, cash distributions to stockholders or purchases of real estate assets.
Our share repurchase program only provides stockholders a limited ability to have shares repurchased for cash until a secondary market develops for our shares or until our shares are listed on a national securities exchange or included for quotation in a national securities market, at which time our share repurchase program would terminate. No such market presently exists nor are the shares currently listed on an exchange, and we cannot assure you that any market for our shares will ever develop or that we will list the shares on a national securities exchange. Shares repurchased under our share repurchase program will become unissued shares and will not be resold unless such sales are made pursuant to transactions that are registered or exempt from registration under applicable securities laws.
In addition, our board of directors may, in its sole discretion, amend, suspend, or terminate our share repurchase program at any time, provided that any amendment that adversely affects the rights or obligations of a participant (as determined in the sole discretion of our board of directors) will only take effect upon ten days’ prior written notice to stockholders, except that changes in the number of shares that can be repurchased during any calendar year will take effect only upon ten business days’ prior written notice. Therefore, you may not have the opportunity to make a repurchase request prior to any potential termination of our share repurchase program.
Information Regarding Our Share Repurchase Program
From inception through June 30, 2015, we repurchased 131,926 shares of common stock totaling $1.3 million at a weighted average price of $9.75 per share pursuant to our share repurchase program. We funded these repurchases using cash set aside for that purpose which did not exceed proceeds received from our DRP for the prior calendar year. As of June 30, 2015, there were no unfulfilled repurchase requests.
Information Regarding Our Net Tangible Book Value Per Share
The offering price in our offering is higher than the net tangible book value per share of our common stock as of June 30, 2015. Net tangible book value per share is calculated including tangible assets but excluding intangible assets such as deferred costs or goodwill and any other asset that cannot be sold separately from all other assets of the business as well as intangible assets for which recovery of book value is subject to significant uncertainty or illiquidity, less liabilities and is a non-GAAP measure. There are no rules or authoritative guidelines that define net tangible book value; however, it is generally used as a conservative measure of net worth, approximating liquidation value. Our net tangible book value reflects dilution in value of our common stock from the issue price as a result of: (i) the substantial fees paid in connection with our public offerings of common stock, including selling commissions and dealer manager fees paid to our dealer manager; and (ii) the fees and expenses paid to our advisor in connection with the selection, origination, acquisition and sale of our investments and the management of our company.
As of June 30, 2015, our net tangible book value per share was $7.52, compared with our primary offering price per share of $10.20 (ignoring purchase price discounts for certain categories of purchasers) and our DRP price per share of $9.69. Our offering price was not established on an independent basis and bears no relationship to the net value of our assets. Although we do not believe net tangible book value is an indication of the value of our shares, if we were to liquidate our assets at this time, you would likely receive less than the purchase price for your shares due to the factors described above with respect to the dilution in value of our common stock.

Further, investors who purchase shares in our offering may experience further dilution of their equity investment in the event that we sell additional common shares in the future, if we sell securities that are convertible into common shares or if we issue shares upon the exercise of options, warrants or other rights.
Update to Our Risk Factors

The eleventh bullet point on the cover page of the prospectus is superseded in its entirety as follows:

•
Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. We have paid, and may continue to pay, distributions from sources other than our cash flow from operations, and consequently, we will have less cash available for investments and your overall return may be reduced. All distributions declared for the period from inception through December 31, 2014 and for the six months ended June 30, 2015 were paid using proceeds from our public offerings of common stock, including from the purchase of additional shares by NorthStar Realty Finance Corp., or NorthStar Realty. NorthStar Realty has agreed to purchase shares of our common stock in our offering under certain circumstances in order to provide additional cash to support distributions to stockholders, which will dilute the equity ownership interests of our public stockholders.

The thirteenth bullet point under the heading “Summary of Risk Factors” of the “Prospectus Summary” is superseded in its entirety as follows:

•
Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. We have paid and may continue to pay distributions from sources other than cash flow from operations, including the net proceeds of our public offerings of common stock. All distributions declared for the period from inception through December 31, 2014 and for the six months ended June 30, 2015 were paid using proceeds from our public offerings of common stock, including from the purchase of additional shares by NorthStar Realty. Until the proceeds of our offering are fully invested and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions. Pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceed our modified funds from operations, or MFFO, NorthStar Realty agreed to purchase up to $10.0 million of shares of our common stock (which includes the $2.0 million of shares purchased by an affiliate of NorthStar Realty to satisfy the minimum offering amount in our initial public offering) at a price equal to our gross offering price, less selling commissions and dealer manager fees, to provide additional cash to support distributions to our stockholders. Such sales of shares cause dilution of the ownership interests of our public stockholders. After our distribution support agreement with NorthStar Realty has terminated, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. We have paid, and may continue to pay, distributions from sources other than our cash flow from operations, and consequently, we will have less cash available for investments, and your overall return may be reduced.

The paragraph under the heading “Risk Factors—Risks Related to Our Company—We have paid, and may continue to pay, distributions from sources other than our cash flow from operations, and consequently, we will have less cash available for investments and your overall return may be reduced.” is superseded in its entirety as follows:
Our organizational documents permit us to pay distributions from any source, including offering proceeds, borrowings or sales of assets. We have not established a limit on the amount of proceeds we may use to fund distributions. We have funded our cash distributions paid to date using net proceeds from our offering and we may do so in the future. Until the proceeds from our offering are fully invested and otherwise during the course of our existence, we may not generate sufficient cash flow from operations to fund distributions. We began generating cash flow from operations on April 5, 2013, the date of our first investment. For the six months ended June 30, 2015, we declared distributions of $38.0 million compared to cash flow used in operations of $5.1 million. All distributions declared during this period, and for the period from inception through December 31, 2014, were paid using proceeds from our public offerings of common stock, including the purchase of additional shares by NorthStar Realty, one of our sponsor's Managed Companies.
Pursuant to a distribution support agreement, in certain circumstances where our cash distributions exceed our MFFO, NorthStar Realty agreed to purchase up to $10.0 million of shares of our common stock (which includes the $2.0 million of shares our sponsor purchased by an affiliate of NorthStar Realty to satisfy the minimum offering amount) at a price equal to our gross offering price, less selling commissions and dealer manager fees, to provide additional cash to support distributions to stockholders and has, in fact, purchased 481,011 shares of our common stock as of June 30, 2015. The sale of these shares resulted in the dilution of the ownership interests of our public stockholders. Upon termination or expiration of the distribution support agreement, we may not have sufficient cash available to pay distributions at the rate we had paid during preceding periods or at all. If we pay distributions from sources other than our cash flow from operations, we will have less cash available for investments, we may have to reduce our distribution rate, our net asset value may be negatively impacted and stockholders’ overall return may be reduced.
Update to Estimated Use of Proceeds
The second paragraph under the “Estimated Use of Proceeds” section of our prospectus is hereby superseded and replaced in its entirety by the following:
Many of the amounts set forth below represent management’s best estimate since they cannot be precisely calculated at this time. Depending primarily upon the number of shares we sell in our offering, we estimate that between approximately 86.4% (assuming no shares available under our DRP are sold) and approximately 89.6% (assuming all shares available under our DRP are sold) of our gross offering proceeds will be available for investment after the payment of offering costs, including selling commissions and the dealer manager fee. Upon investment in our targeted assets, we will use a portion of the remainder of our offering proceeds to pay an acquisition fee to our advisor for its services in connection with the selection and acquisition or origination of our real estate investments. Generally, our policy is to pay distributions from cash flow from operations. However, our organizational documents permit us to pay distributions from any source, including borrowings, sales of assets, our advisor’s agreement to defer or reduce fees, shares of our common stock and offering proceeds, or we may make distributions in the form of taxable stock dividends. We have not established a limit on the use of proceeds to fund distributions. All distributions declared for the period from inception through December 31, 2014 and for the six months ended June 30, 2015 were paid using proceeds from public offerings of common stock, including from the purchase of additional shares by NorthStar Realty. We expect to use substantially all of the net proceeds from the sale of shares under our DRP to repurchase shares under our share repurchase program.
Appointment and Resignation of Certain Officers
On August 11, 2015, our board of directors, or our board, appointed Frank V. Saracino as our Chief Financial Officer and Treasurer, effective on August 17, 2015. Prior to this appointment, from July 2012 to December 2014, Mr. Saracino, age 49, was with Prospect Capital Corporation, or Prospect, where he concentrated on portfolio management, strategic and growth initiatives and other management functions. In addition, during his tenure at Prospect, Mr. Saracino served as Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of each of Priority Senior Secured Income Fund, Inc. and Pathway Energy Infrastructure Fund, Inc., and their respective investment advisers, and served as a Managing Director of Prospect Administration, LLC. Prior to joining Prospect, Mr. Saracino was a Managing Director at Macquarie Group, and Head of Finance from August 2008 to June 2012 for its Americas non-trading businesses which included private equity, asset management, lease financing, private wealth, and investment banking. From 2004 to 2008, he served first as Controller and then as Chief Accounting Officer of eSpeed, Inc. (now BGC Partners, Inc.), a publicly-traded subsidiary of Cantor Fitzgerald. Prior to that, Mr. Saracino worked as an investment banker at Deutsche Bank advising clients in the telecom industry. Mr. Saracino started his career in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers) where he earned a CPA and subsequently worked in internal auditing for The Dun & Bradstreet Corporation. He holds a Bachelor of Science degree from Syracuse University.
To facilitate Mr. Saracino’s appointment, on August 11, 2015, Debra A. Hess resigned as Chief Financial Officer and Treasurer, effective on August 17, 2015. Ms. Hess will continue to provide financial and accounting services to us through her role as Chief Financial Officer of our sponsor.
Update to Biographical Information on Certain Officers and Directors and Management of Our Advisor
The biographical information for Daniel R. Gilbert, Debra A. Hess and Ronald J. Lieberman under“Directors, Executive Officers and Other Key Professionals” of the “Management” section is superseded and replaced in its entirety by the following:
Daniel R. Gilbert has been the Executive Chairman of our board of directors since January 2014, having previously served as our Chief Executive Officer from August 2012 to January 2014 and as our Chief Investment Officer from October 2010 through February 2012. He has also served as Chief Investment and Operating Officer of NorthStar Asset Management Group, Ltd, a wholly owned subsidiary of our sponsor and parent company of our advisor, since June 2014, and of NorthStar Realty since January 2013. Mr. Gilbert also serves as the Chairman of each of NorthStar Income and NorthStar Income II, positions he has held since August 2015, and also serves as their Chief Executive Officer and President, positions he has held since their inceptions, in January 2009 and

December 2012, respectively. He has also served as Co-Chairman, Chief Executive Officer and President of NorthStar/RXR since August 2015 and March 2014, respectively. Previously, Mr. Gilbert served as Co-President of NorthStar Realty from April 2011 until January 2013 and in various other senior management positions since its initial public offering in October 2004. Mr. Gilbert served as an Executive Vice President and Managing Director of Mezzanine Lending of NorthStar Capital Investment Corp., a predecessor company of NorthStar Realty. Prior to that role, Mr. Gilbert was with Merrill Lynch & Co. in its Global Principal Investments and Commercial Real Estate Department and prior to joining Merrill Lynch, held accounting and legal-related positions at Prudential Securities Incorporated. Mr. Gilbert holds a Bachelor of Arts degree from Union College in Schenectady, New York.
Our board believes that Mr. Gilbert’s extensive commercial real estate and capital markets expertise while investing through various market cycles and changing market conditions combined with his 10 years of service at NorthStar Realty, our sponsor’s predecessor, including his current service as the Chief Investment and Operating Officer of our sponsor’s wholly owned subsidiary and parent company of our advisor, as well as his prior experience as our Chief Executive Officer, support his election to our board of directors.
Frank V. Saracino has been our Chief Financial Officer and Treasurer since August 2015. In addition, Mr. Saracino has served as Chief Financial Officer and Treasurer of each of NorthStar Income, NorthStar Income II and NorthStar/RXR since August 2015. Prior to joining us, Mr. Saracino was with Prospect Capital Corporation, or Prospect, from July 2012 to December 2014. In addition, during his tenure at Prospect, Mr. Saracino served as Chief Financial Officer, Chief Compliance Officer, Treasurer and Secretary of each of Priority Senior Secured Income Fund, Inc. and Pathway Energy Infrastructure Fund, Inc. and their respective investment advisers and served as a Managing Director of Prospect Administration, LLC. Prior to joining Prospect, Mr. Saracino was a Managing Director at Macquarie Group and Head of Finance from August 2008 to June 2012 for its Americas non-trading businesses. From 2004 to 2008, he served first as Controller and then as Chief Accounting Officer of eSpeed, Inc. (now BGC Partners, Inc.), a publicly-traded subsidiary of Cantor Fitzgerald. Prior to that, Mr. Saracino worked as an investment banker at Deutsche Bank advising clients in the telecom industry. Mr. Saracino started his career in public accounting at Coopers & Lybrand (now PricewaterhouseCoopers) where he earned a CPA and subsequently worked in internal auditing for The Dun & Bradstreet Corporation. He holds a Bachelor of Science degree from Syracuse University in Syracuse, New York.
Ronald J. Lieberman has been our Executive Vice President, General Counsel and Secretary since January 2013, April 2011 and January 2013, respectively. Mr. Lieberman currently serves as Executive Vice President, General Counsel and Secretary of our sponsor, positions he has held since June 2014. He has also served as NorthStar Realty’s Executive Vice President, General Counsel and Secretary since April 2012, April 2011 and January 2013 (having previously served as Assistant Secretary from April 2011 until January 2013), respectively. Mr. Lieberman also served as General Counsel and Secretary of NorthStar Income from October 2011 and as its Executive Vice President from January 2013, in each case until August 2015. Mr. Lieberman further served as General Counsel and Secretary of NorthStar Income II from December 2012 and as its Executive Vice President from March 2013, in each case until August 2015. Mr. Lieberman has also served as Executive Vice President, General Counsel and Secretary of NorthStar/RXR since March 2014. Prior to joining NorthStar Realty, Mr. Lieberman was a partner in the Real Estate Capital Markets practice at the law firm of Hunton & Williams LLP. Mr. Lieberman practiced at Hunton & Williams from September 2000 until March 2011 where he advised numerous REITs, including mortgage REITs and specialized in capital markets transactions, mergers and acquisitions, securities law compliance, corporate governance and other board advisory matters. Prior to joining Hunton & Williams, Mr. Lieberman was the associate general counsel at Entrade, Inc., during which time Entrade was a public company listed on the NYSE. Mr. Lieberman began his legal career at Skadden, Arps, Slate, Meagher and Flom LLP. Mr. Lieberman holds a Bachelor of Arts, Master of Business Administration and Juris Doctor, each from the University of Michigan in Ann Arbor, Michigan.
The biographical information set forth under "Management" under "Our Advisor" in the "Management" section is superseded and replaced in its entirety by the following:
David T. Hamamoto has served as Executive Chairman of our sponsor, a position he has held since August 2015 (having previously served as our sponsor’s Chairman and Chief Executive Officer since January 2014). In addition, Mr. Hamamoto has served as a member of the investment committee of our advisor since June 2014. Mr. Hamamoto also has served as Chairman of NorthStar Realty since October 2007, having served as its Chief Executive Officer from October 2004 to August 2015 and as its President from October 2004 to April 2011. Mr. Hamamoto also served as Chairman of NorthStar Income from February 2009 until August 2015 and served as its Chief Executive Officer from February 2009 until January 2013. Mr. Hamamoto also previously served as our Chairman from January 2013 until January 2014. Mr. Hamamoto further served as Chairman of NorthStar Income II from December 2012 to August 2015. He also served as Co-Chairman of the board of directors of NorthStar/RXR from February 2015 to August 2015 (having previously served as its sole director since March 2014). In July 1997, Mr. Hamamoto co-founded NorthStar Capital Investment Corp., NorthStar Realty’s predecessor, for which he served as Co-Chief Executive Officer until October 2004. From 1983 to 1997, Mr. Hamamoto worked for Goldman, Sachs & Co. where he was co-head of the Real Estate Principal Investment Area and general partner of the firm between 1994 and 1997. During Mr. Hamamoto’s tenure at Goldman, Sachs & Co., he initiated the firm’s effort to build a real estate principal investment business under the auspices of the Whitehall Funds. Additionally, Mr. Hamamoto has served as a member of the advisory committee of RXR Realty, LLC, or RXR Realty, a leading real estate operating and investment management company focused on high-quality real estate investments in the New York Tri-State area, since December 2013. Mr. Hamamoto served as Executive Chairman from March 2011 until November 2012 (having previously served as Chairman from February 2006 until March 2011) of the board of directors of Morgans Hotel Group Co. (NASDAQ: MHGC). Mr. Hamamoto holds a Bachelor of Science from Stanford University in Palo Alto, California and a Master of Business Administration from the Wharton School of Business at the University of Pennsylvania in Philadelphia, Pennsylvania.
Albert Tylis has served as the Chief Executive Officer and President of our sponsor since August 2015 and January 2014, respectively, and as a member of the investment committee of our advisor since June 2014, having previously served as an Executive Vice President and a member of the investment committee of our former advisor from January 2013 to June 2014. Since August 2015, Mr. Tylis also serves as a member of the board of directors of NorthStar Realty. Previously, Mr. Tylis served as NorthStar Realty’s President from January 2013 until August 2015, its Co-President from April 2011 until January 2013, its Chief Operating Officer from January 2010 until January 2013, its Secretary from April 2006 until January 2013, its Executive Vice President from April 2006 until April 2011 and its General Counsel from April 2006 to April 2011. Mr. Tylis also served as Chief Operating Officer of NorthStar Income from October 2010 until January 2013 and as General Counsel and Secretary of NorthStar Income from October 2010 until April 2011. Additionally, Mr. Tylis has served as a member of the advisory committee of RXR Realty, a leading real estate operating and investment management company focused on high-quality real estate investments in the New York Tri-State area, since December 2013. Prior to joining our sponsor in August 2005, Mr. Tylis was the Director of Corporate Finance and General Counsel of ASA Institute and from September 1999 through February 2005, Mr. Tylis was a senior attorney at the law firm of Bryan Cave LLP, where he was a member of the Corporate Finance and Securities Group, the Transactions Group, the Banking, Business and Public Finance Group and supported the firm’s Real Estate Group. Mr. Tylis holds a Bachelor of Science from the University of Massachusetts at Amherst and a Juris Doctor from Suffolk University Law School.
Debra A. Hess has served as Chief Financial Officer of our sponsor and NorthStar Realty since January 2014 and July 2011, respectively. Previously, until August 2015, Ms. Hess served as Chief Financial Officer and Treasurer of our company, NorthStar Income, NorthStar Income II and NorthStar/RXR, positions she held from March 2012, October 2011, December 2012 and March 2014, respectively. Ms. Hess has significant financial, accounting and compliance experience at public companies. Prior to joining NorthStar Realty, Ms. Hess most recently served as Chief Financial Officer and Compliance Officer of H/2 Capital Partners, where she was employed from August 2008 to June 2011. From March 2003 to July 2008, Ms. Hess was a managing director at Fortress Investment Group, where she also served as Chief Financial Officer of Newcastle Investment Corp., a Fortress portfolio company and an NYSE-listed alternative investment manager. From 1993 to 2003, Ms. Hess served in various positions at Goldman, Sachs & Co., including as Vice President in Goldman Sachs’ Principal Finance Group and as a Manager of Financial Reporting in Goldman Sachs’ Finance Division. Prior to 1993, Ms. Hess was employed by Chemical Banking Corporation in the corporate credit policy group and by Arthur Andersen & Company as a supervisory senior auditor. Ms. Hess holds a Bachelor of Science in Accounting from the University of Connecticut in Storrs, Connecticut and a Master of Business Administration in Finance from New York University’s Stern School of Business in New York, New York.
Brett S. Klein has served as a Managing Director of NorthStar Asset Management Group, Ltd, a wholly owned subsidiary of our sponsor and parent company of our advisor, since June 2014, having previously served as a Managing Director of our former advisor from January 2012 to June 2014, and heads its Alternative and Structured Products Group. Mr. Klein’s responsibilities include oversight of the operational elements of NorthStar’s non-traded REITs and alternative retail products as well as coordination of sponsor-related activities of NorthStar’s broker-dealer, NorthStar Securities. Mr. Klein continues to be involved with the investment and portfolio management and servicing businesses and works closely with the accounting and legal departments in connection with the operation of our sponsor and its Managed Companies. Mr. Klein previously served as a Managing Director at NorthStar Realty and head of its Structured and Alternative Products Group between January 2011 and June 2014. In addition, from 2004 to 2011, Mr. Klein held similar roles at NorthStar Realty and was responsible for capital markets execution of NorthStar Realty and its non-traded REIT business, including credit facility sourcing/structuring and securitization as well as investments and portfolio management. Mr. Klein joined NorthStar Realty in October 2004, prior to its initial public offering. From August 2004 to October 2004, Mr. Klein was an analyst at NorthStar Capital Investment Corp., a predecessor company of NorthStar Realty. From 2000 to 2004, Mr. Klein worked in the CMBS group at Fitch Ratings, Inc., as Associate Director, where he focused on commercial real estate related securitization transactions. Mr. Klein holds a Bachelor of Science in Finance, Investment and Banking in addition to Risk Management and Insurance from the University of Wisconsin in Madison, Wisconsin.

The biographical information set forth under "Additional Management" under "Our Advisor" in the "Management" section is superseded and replaced in its entirety by the following:
David S. Fallick has served as Global Head of Real Estate Finance of NorthStar Asset Management Group, Ltd, a position he has held since June 2014. He is responsible for the build out and management of NSAM’s asset management business in Luxembourg in addition to overseeing NSAM’s portfolio management and servicing business. Mr. Fallick has nearly 25 years of Commercial Real Estate experience. Prior to joining NSAM, from April 2002 to March 2014, he was head of the Structured Transactions Group at Bank of America Merrill Lynch, where he was responsible for originating, structuring, closing and distributing Commercial Mortgage Backed Securities transactions that ranged in size from $100 million to multi-billion dollars. From 1994 to 2002, Mr. Fallick served as the Co-head of the Commercial Mortgage Backed Securities Group at Standard & Poor’s Structured Finance Ratings. Mr. Fallick received a Bachelor of Arts degree from Emory University and a Master of Business Administration in Finance from New York University.
Steven B. Kauff has served as an Executive Vice President, Managing Director and Co-Head of European Operations of NorthStar Asset Management Group, Ltd, a position he has held since June 2014. Mr. Kauff is also Executive Vice President of NorthStar Realty, a position he has held since 2006, having previously served as Vice President from 2004 until 2006. Mr. Kauff’s responsibilities since NorthStar Realty’s initial public offering in 2004 have included overseeing all tax and structuring for NorthStar Realty and NSAM, their subsidiaries and affiliates. Over the past 20 years, Mr. Kauff has been instrumental in advising, implementing and closing in excess of $20 billion of real estate transactions, with a primary focus on executing complex tax and finance strategies. He has extensive experience in the area of REITs, partnerships, real estate corporate finance, real estate securitizations and global tax structures. Prior to joining NorthStar Realty in 2004, Mr. Kauff served as Vice President and President of NorthStar Capital Investment Corp., the predecessor company to NorthStar Realty, from 1999 until January 2010 and from January 2010 until present, respectively. Prior to joining NorthStar, Mr. Kauff worked for Arthur Anderson LLP and Price Waterhouse LLP in their Real Estate and Hospitality Services groups, where he specialized in transaction consulting, providing tax and financial structuring advice to real estate private equity clients. Mr. Kauff received a Bachelor of Business Administration from Temple University and a Juris Doctor from Fordham University School of Law. Mr. Kauff is admitted to practice law in the State of New York, the United States Tax Court and the Supreme Court of the United States.
Experts
The audited consolidated financial statements of NorthStar Healthcare Income, Inc. and subsidiaries incorporated by reference in this prospectus supplement and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.
The financial statements of Ranger Predecessor and Eclipse Predecessor (each as defined in our Current Report on Form 8-K/A, filed with the SEC on July 22, 2014) incorporated by reference in this prospectus supplement and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the reports of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in accounting and auditing.
The audited financial statements of Five Long Island Properties, LLC incorporated by reference in this prospectus supplement and elsewhere in the registration statement, have been so incorporated by reference in reliance upon the report of Cerini & Associates, LLP, independent registered public accountants upon the authority of said firm as experts in accounting and auditing.
The consolidated financial statements and schedule of Griffin-American Healthcare REIT II, Inc. as of December 31, 2013 and 2012 and for each of the three years in the period ended December 31, 2013, appearing in our Current Report on Form 8-K filed on December 9, 2014 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The consolidated financial statements of Fountains Senior Living Holdings, LLC and subsidiaries as of December 31, 2014, and for the year then ended, appearing in our Current Report on Form 8-K/A filed on August 14, 2015 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, included therein and incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Incorporation of Certain Documents by Reference
We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we are disclosing important information to you by referring you to documents we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement. You can access documents that are incorporated by reference into this prospectus supplement on our website at www.northstarreit.com/healthcare. There is additional information about us and our advisor and its affiliates on our website, but unless specifically incorporated by reference herein as described in the paragraphs below, the contents of our website are not incorporated by reference in or otherwise a part of this prospectus supplement.
The following documents filed with the SEC, are incorporated by reference in this prospectus, except for any document or portion thereof deemed to be “furnished” and not filed in accordance with SEC rules:

•	Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 27, 2015;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2014, filed with the SEC on May 15, 2015 and for the quarter ended June 30, 2014, filed with the SEC on August 14, 2015;

•	The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 28, 2014;

•	Definitive Proxy Statement on Schedule 14A filed with the SEC on April 28, 2015;

•	Current Reports on Form 8-K filed with the SEC on December 9, 2014, February 2, 2015, February 25, 2015, April 7, 2015, April 15, 2015, May 26, 2015, June 5, 2015, July 1, 2015, and July 8, 2015; and

•	Current Reports on Form 8-K/A filed with the SEC on March 14, 2014, July 22, 2014, October 2, 2014 and August 14, 2015.
We will provide to each person to whom this prospectus supplement is delivered, upon request, a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write us at:
NorthStar Healthcare Income, Inc.
Attn: Investor Relations
399 Park Avenue, 18th Floor
New York, New York 10022
(212) 547-2600
The information relating to us contained in this prospectus supplement does not purport to be comprehensive and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.
Current Form of Subscription Agreement
Our current form of subscription agreement is attached to this prospectus supplement as Exhibit A. This form supersedes and replaces the form included in the prospectus.

EXHIBIT A

APPENDIX A
FORM OF SUBSCRIPTION AGREEMENT

NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarSecurities.com/Healthcare

Subscription Agreement Instructions to Investors

PROSPECTUS DATED FEBRUARY 6, 2015

Please carefully read the Prospectus of NorthStar Healthcare Income, Inc. (the "Company"), as supplemented to date, before deciding to subscribe in shares of common stock, par value of $0.01 per share, of the Company (the "Shares"). Any person(s) desiring to subscribe should complete, execute and deliver the Subscription Agreement and payment in accordance with the instructions set forth below. Please print in ballpoint pen or type the information. **The sponsor or person designated by the sponsor will send each stockholder a confirmation of his or her purchase after they have been admitted as a stockholder.**

1. Investment	A minimum investment of $4,000 is required. A check for the full purchase price of the shares subscribed for should be made payable to "NorthStar Healthcare Income, Inc." or "NorthStar Healthcare". Shares may be purchased only by persons meeting standards set forth under the Section of the Prospectus entitled "Suitability Standards". Please indicate the state in which the sale was made. If this is an initial investment, please check the box indicating it as such. Otherwise, please check the "Additional Purchase" box. The "Additional Purchase" box must be checked in order for this subscription to be combined with another subscription for purposes of a volume discount. A completed Subscription Agreement is required for each initial investment.
2. Form of Ownership	Please check the appropriate box to indicate the type of entity or type of individuals subscribing. • Corporation: An authorized officer must sign. Articles of incorporation must be provided. • Partnership: Identify whether the entity is a general or limited partnership. Each general partner must be identified and must sign. In the case of an investment by a general partnership, all partners must sign. Title and signature pages of the partnership agreement must be provided. • Estate: The personal representative must sign and letters of testamentary or letters of administration or a small estate affidavit must be provided. • Pension Plan, 401K, PSP and Trust: Each trustee must sign. For a trust, please provide the title and signature pages of the trust or a trust certification form. • Individual Owner: Owner must sign. • Joint Tenant With Rights of Survivorship: Each joint tenant must sign. • Community Property: All parties must sign. • IRAs and KEOGHs: The owner and officer (or other authorized signer) of the custodian of the account must sign. The address of the custodian must be provided to receive checks and other pertinent information regarding the investment. • Tenants in Common and Tenants by Entirety: Each tenant must sign. • Uniform Gift To Minors Act (UGMA) or Uniform Transfers To Minors Act (UTMA): The person named as the custodian of the account must sign. (This may or may not be the minor's parent.) Only one child is permitted in each investment under UGMA or UTMA. In addition, designate the state under which the UGMA or UTMA has been formed.

A-1

3. Investor Registration Information	Please enter the exact name in which the Shares are to be held. For joint tenants with a right of survivorship, tenants-in-common or tenants-by-entirety, include the names of both investors. In the case of partnerships or corporations, include the name of an authorized officer. Trusts should include the name of each trustee. All investors must complete the space provided for taxpayer identification number or social security number. By signing in Section 6, the investor(s) is/are certifying that the taxpayer or social security number(s) is/are correct. Enter the residential address, mailing address, if applicable, and telephone number(s) of the registered owner(s) of this investment. In the case of a qualified plan or trust, this will be the address of the trustee.
4. Distribution Information	Complete this section to enroll in the DRP, to elect to receive distributions by direct deposit and/or to elect to receive distributions by check. If you elect direct deposit, you must attach a voided check with this completed Subscription Agreement. You can choose to have all or a portion of your distributions reinvested through the DRP. You must indicate the percentage of each distribution to be applied to each option selected and the sum of DRP and cash allocations must equal 100%. (If you do not complete this section, cash distributions will be paid to the custodian for custodial accounts or the registered owner at the address in Section 3 for non-custodial accounts.)
5. Go Paperless	Please indicate if you authorize the Company to provide its reports and updates to you by making such information available on its website, www.NorthStarSecurities.com and notifying you via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents at any time by visiting www.NorthStarSecurities.com and clicking on Investor Login to login to my account to change my selections.
6. Subscriber Signatures	Please separately initial each representation made by the investor where indicated. Except in the case of fiduciary accounts, the investor may not grant any person a power of attorney (POA) to make such representations on such investor's behalf. An Attorney-in-Fact signing on behalf of the investor pursuant to a POA represents by their signature that they are acting as a fiduciary for the investor. Please complete this Section so that the Company and your Broker-Dealer can assess whether your subscription is suitable given your financial condition. **If, at any time there is a material change in the investor's financial condition, including the failure to meet the minimum income and net worth standards imposed by his or her state of residence and as set forth in the Prospectus and the Subscription Agreement relating to such investment, the Company requests that such Participant promptly notify the Company and the broker-dealer named in the Subscription Agreement in writing. This request in no way shifts the responsibility of the Company's sponsor, and broker-dealers and registered investment advisors recommending the purchase of shares in this offering, to make every reasonable effort to determine that the purchase of shares in this offering is a suitable and appropriate investment based on information provided by the investor.**
7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information	This Section is to be completed by the registered representative or registered investment advisor AND the Broker-Dealer.
8. Payment Instructions	Payment may be made by check or wire transfer. The signed subscription agreement, which has been delivered with the Prospectus, together with a check for the full purchase price, should be delivered or mailed to your Broker-Dealer or authorized principal for their signature. Completed subscription agreement can then be mailed via Regular or Overnight Delivery to the address in Section 8.

Notice to Stockholders: The shares of common stock of the Company are subject to restrictions on transfer and ownership for the purpose, among others, of the Company's maintenance of its status as a real estate investment trust under the Internal Revenue Code of 1986, as amended. In addition, the Company has the authority to issue shares of stock of more than one class. Upon the request of any stockholder, and without charge, the Company will furnish a full statement of the information required by Section 2-211 of the Maryland General Corporation Law with respect to: (i) certain restrictions on ownership and transferability; and (ii) the designations and any preferences, conversion and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption of the shares of each class of stock which the Company has authority to issue, the differences in the relative rights and preferences between the shares of each series to the extent set, and the authority of the Board of Directors to set such rights and preferences of subsequent series. Such requests must be made to the Secretary of the Company at its principal office.

HC-INST_06.2015

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NorthStar HEALTHCARE INCOME

877.940.8777
NorthStarSecurities.com/Healthcare

Subscription Agreement

1. Investment Make checks payable to NorthStar Healthcare Income, Inc.

3912A

☐ State of Sale

$ ______ Investment Amount

☐ Initial Investment (min. is $4,000)

☐ Volume Discount Purchase (min. is $500,001)

☐ Additional Purchase (min. is $100)

☐ Check this box if investor is purchasing through an RIA or participating in a wrap account or fee-only account approved by the broker-dealer, RIA or bank acting as a trustee, fiduciary, or similar entity, or an employee of a broker-dealer (including spouse, parent or minor child of employee).

2. Form of Ownership

☐ Corporation[1] ☐ Partnership[2] ☐ Estate[3] ☐ Pension Plan ☐ KEOGH Plan

☐ 401K ☐ PSP ☐ Trust:[4] date________ ☐ Other: please specify______________________

Name of Trust/Corporation/Plan/Other

SSN or TIN of Trust/Corporation/Plan/Other

Required documentation: 1) Articles of incorporation. 2) Title and signature pages of the partnership agreement. 3) Letters of testamentary or letters of administration or a small estate affidavit. 4) Title and signature pages of the trust or a trust certification form.

☐ Individual ☐ Individual TOD[5] ☐ Joint Tenant (with rights of survivorship) ☐ Joint Tenant TOD[5] (with rights of survivorship) ☐ Community Property

☐ Traditional IRA ☐ SEP IRA ☐ Simple IRA ☐ Beneficiary IRA[6] ☐ Roth IRA

☐ Tenants in Common ☐ Tenants by Entirety ☐ UGMA: state of______ ☐ UTMA: state of______

5) Fill out Transfer on Death form to effect designation. Transfer on Death form available on www.NorthStarSecurities.com/Healthcare.
6) Please include deceased person's name, SSN, date of birth and date of death in Section 3 under Co-Investor/Co-Trustee.

Custodian[7] or Third Party Administrator Information[8] (if applicable)

Name of Custodian/Third Party Administrator

Mailing Address

City

State

Zip Code

Custodian/Third Party Administrator Telephone Number

Custodian TIN

Custodian Account Number

7) The Custodian must sign and provide a Medallion Signature Guarantee in Section 6.
8) The Third Party Administrator will be set up as an Interested Party and will receive copies of Trade Confirmations and Statements.

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3. Investor Registration Information

Investor/Trustee/Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

☐ Non U.S. Citizen

Country of Citizenship

Co-Investor/Co-Trustee/Co-Authorized Signer

SSN/TIN

DOB (mm/dd/yy)

DOD (mm/dd/yy for Beneficiary IRA)

☐ Non U.S. Citizen

Country of Citizenship

Daytime Telephone

Evening Telephone

Residential Address (no P.O. Boxes)

City

State

Zip Code

Mailing Address (if different from above)

City

State

Zip Code

E-mail

4. Distribution Information

Distribution Reinvestment Plan (DRP)* ____ %

* In the event that the DRP is not offered for a distribution, your distribution will be sent by check to the address in Section 3 or your Custodian for deposit in your Custodial account cited in Section 2.

Cash Distribution (Choose One Only)

Cash: Send check to my Custodian in Section 2. (custodian accounts only) ____ %

Cash: Send check to the address in Section 3. (non-custodian accounts only) ____ %

Cash: Send check to a third party - **fill out information to the right.** (non-custodian accounts only) ____ %

Cash: Direct Deposit via ACH - **fill out information to the right.** (non-custodian accounts only) ____ %

Total of DRP and Cash **100%**

Fill out information below If you checked **Cash: Send check to a third party** or **Cash: Direct Deposit via ACH**.

Financial Institution/Third Party

Address

City

State

Zip Code

ABA Routing Number (Direct Deposit via ACH only)

Account Number

☐ Checking (attach a voided, pre-printed check or deposit slip)

☐ Savings

☐ Brokerage/Other (send check to a third party only)

5. Go Paperless

initials

E-mail

☐ In lieu of receiving documents*, I authorize NorthStar Healthcare Income, Inc. (NorthStar Healthcare) to make available on its website, www.NorthStarSecurities.com: **quarterly investor statements, quarterly reports, annual reports, proxy statements, prospectus supplements** or other documents required to be delivered to me, as well as any **investment or marketing updates** and to notify me via the e-mail address listed here or in Section 3 when such reports are available. I understand that I may receive paper documents by visiting www.NorthStarSecurities.com and clicking on Investor Login to login to my account to change my selections.

*** E-delivery does not include New Account Statements or Trade Confirmations.**

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6. Subscriber Signatures

Please initial each of the representations below. In the case of joint investors or fiduciaries, each investor must initial. Except in the case of fiduciary accounts, you may not grant any person a power of attorney (POA) to make such representations on your behalf. An Attorney-in-Fact signing on behalf of the investor pursuant to a POA represents by their signature that they are acting as a fiduciary for the investor. In order to induce NorthStar Healthcare to accept this subscription, I hereby warrant that:

INVESTOR INITIALS	CO-INVESTOR INITIALS	ALL REPRESENTATIONS (A-F) MUST BE INITIALED
a.		a. I received a final prospectus of NorthStar Healthcare, wherein the terms and conditions of the offering are described, 5 business days in advance of the date hereof.
b.		b. I certify that I have (i) a net worth (total assets minus total liabilities, exclusive of home, home furnishings and automobiles) of $250,000 or more; or (ii) a minimum net worth (as previously described) of at least $70,000 AND a minimum of $70,000 annual gross income.
c.		c. I have accepted the terms and conditions of NorthStar Healthcare's charter.
d.		d. I am purchasing shares for my own account and acknowledge that the investment is not liquid.
e.		e. I declare that the information supplied is true and correct and may be relied upon by NorthStar Healthcare.
f.		f. I acknowledge that I will not be admitted as a stockholder until my investment has been accepted. The acceptance process includes, but is not limited to, reviewing the Subscription Agreement for completeness and signatures as well as payment of the full purchase price of the Shares.
INVESTOR INITIALS	**CO-INVESTOR INITIALS**	**STATE WHERE YOU RESIDE REPRESENTATION MUST BE INITIALED**
g.		g. If I am an **Alabama** investor, I meet NorthStar Healthcare's suitability standards listed above, and I have a liquid net worth of at least 10 times my investment in NorthStar Healthcare and its affiliates.
h.		h. If I am a **California** investor, I have a net worth of at least $350,000 or, in the alternative, an annual gross income of at least $70,000 and a net worth of at least $150,000 and my total investment in this offering may not exceed 10% of my net worth.
i.		i. If I am an **Iowa** investor, I have a net worth of at least $350,000 or, in the alternative, a minimum annual gross income of at least $70,000 and a minimum net worth of at least $100,000, and my total investment in this offering cannot exceed 10% of my liquid net worth.
j.		j. If I am a **Kansas** investor, I understand that it is recommended by the Office of the Kansas Securities Commissioner that Kansas investors not invest, in the aggregate, more than 10% of their liquid net worth in this and other public, non-traded real estate investment trusts.
k.		k. If I am a **Kentucky** investor, I may not invest more than 10% of my liquid net worth in the shares of NorthStar Healthcare or the shares of NorthStar Healthcare's affiliates' other non-traded REIT offerings.
l.		l. If I am a **Maine** investor, I understand that it is recommended by the Maine Office of Securities that Maine investors not invest, in the aggregate, more than 10% of their liquid net worth in this offering and similar direct participation investments.
m.		m. If I am a **Massachusetts** investor, I may not invest more that 10% of my liquid net worth in NorthStar Healthcare and other non-traded REITs or other non-traded direct participation programs.
n.		n. If I am a **Nebraska** investor, I must limit my investment in this offering and in the securities of other public, non-traded real estate investment trusts to 10% of my net worth. Investors who are accredited investors within the meaning of the federal securities laws are not subject to the foregoing limitation.
o.		o. If I am a **New Jersey** investor, I must have either (a) a minimum liquid net worth of $100,000 and a minimum annual gross income of $85,000 or (b) a minimum liquid net worth of $350,000. For these purposes, "liquid net worth" is defined as that portion of net worth (total assets exclusive of home, home furnishings and automobiles, minus total liabilities) that consists of cash, cash equivalents and readily marketable securities. In addition, my investment in NorthStar Healthcare, its affiliates and other non-publicly traded direct investment programs (including real estate investment trusts, business development companies, oil and gas programs, equipment leasing programs and commodity pools, but excluding unregistered, federally and state exempt private offerings) may not exceed 10% of my liquid net worth.
p.		p. If I am a **New Mexico** investor, in addition to the suitability requirements listed above, I may not invest, in the aggregate, more than 10% of my liquid net worth in this offering, the offerings of our affiliates or other non-traded REITs.
q.		q. If I am a **North Dakota** investor, I meet NorthStar Healthcare's suitability standards listed above and represent that I have a net worth of at least 10 times my investment in this offering.
r.		r. If I am an **Ohio** investor, I may not invest, in the aggregate, more than 10% of my liquid net worth in NorthStar Healthcare, its affiliates or other non-traded REITs.
s.		s. If I am an **Oregon** investor, I may not invest, in the aggregate, more than 10% of my net worth in NorthStar Healthcare.
t.		t. If I am a **Pennsylvania** investor, I may not invest more than 10% of my net worth in this offering.
u.		u. If I am a **Tennessee** investor, I must not invest more than 10% of my liquid net worth in this offering.
		Net worth should be calculated exclusive of homes, home furnishings and automobiles. Liquid net worth is defined as that portion of net worth which consists of cash, cash equivalents and readily marketable securities.

Taxpayer Identification Number Certification (required):

Each investor signing below, under penalties of perjury, certifies that: (1) The number shown in the Investor Social Security Number(s)/Taxpayer Identification Number field in Section 3 of this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (IRS) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a resident alien). **NOTE: You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.**

The Internal Revenue Service does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of Investor/Trustee/Authorized Signer ______ Date ______

Signature of Co-Investor/Co-Trustee/Co-Authorized Signer/Custodian ______ Date ______

When signing as a custodian, a Medallion Signature Guarantee is required.

Medallion Signature Guarantee

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7. Broker-Dealer/Registered Representative/Registered Investment Advisor Information (All fields must be complete)

The Registered Representative (RR) or Registered Investment Advisor (RIA) must sign below to complete the order. An authorized principal of the broker-dealer or RIA firm must sign below if required by such broker-dealer or RIA firm. The RR or RIA and BD hereby warrants that it is duly licensed and may lawfully sell Shares in the state designated as the investor's legal residence, or the state in which the sale was made, if different.

Broker-Dealer/RIA Firm

Registered Representative/RIA

Registered Representative #/Branch #

Mailing Address

City

State

Zip Code

E-mail

Telephone

Facsimile

The undersigned confirm that they (i) have reasonable grounds to believe that the information and representations concerning the investors identified herein are true, correct and complete in all respects; (ii) have discussed such investor's prospective purchase of Shares with such investor; (iii) have advised such investor of all pertinent facts with regard to the lack of liquidity and marketability of the Shares; (iv) have delivered a current Prospectus and related supplements, if any, to such investor; (v) have reasonable grounds to believe that the investor is purchasing these Shares for its own account; and (vi) have reasonable grounds to believe that the purchase of Shares is a suitable investment for such investor, that such investor meets the suitability standards applicable to such investor set forth in the Prospectus and related supplements, if any, and that such investor is in a financial position to enable such investor to realize the benefits of such an investment and to suffer any loss that may occur with respect thereto. The undersigned attest that the RR/RIA and the Broker-Dealer/RIA Firm are subject to the USA PATRIOT Act. In accordance with Section 326 of the Act, the RR/RIA and the Broker-Dealer/RIA Firm have performed a Know Your Customer review of each investor who has signed this Subscription Agreement in accordance with the requirements of the Customer Identification Program. The undersigned registered representative further represents and certifies in connection with this subscription for shares, that he or she has complied with and has followed all of his or her firm's current policies and procedures for obtaining principal approval. I understand this subscription agreement is for NorthStar Healthcare Income, Inc.

RIAs must complete the following:

☐ **Check only if** investment is made through the RIA in its capacity as an RIA and not in its capacity as a Registered Representative, if applicable, whose agreement with the investor includes a fixed or "wrap" fee feature for advisory and related brokerage services. If an owner or any member of the RIA firm is a FINRA-licensed Registered Representative affiliated with a broker-dealer, the transaction should be conducted through that broker-dealer, not through the RIA.

Registered Representatives must complete the following:

I hereby certify that I hold a Series 7 or Series 62 FINRA license and I am registered in the following state in which this sale was completed.

State

Signature of Registered Representative/RIA

Signature of Broker-Dealer or RIA Firm/Authorized Principal
(If required by Broker-Dealer)

Date

Date

8. Payment Instructions

By mail - Checks should be made payable to **NorthStar Healthcare Income, Inc.** Forward the Subscription Agreement and payment to:

Regular mail
NorthStar Healthcare
c/o DST Systems, Inc.
P.O. Box 219923
Kansas City, MO 64121-9923

Express/Overnight delivery
NorthStar Healthcare
c/o DST Systems, Inc.
430 West 7th Street
Kansas City, MO 64105-1407

Wire transfers - Please reference subscriber's name.

UMB Bank, N.A.
ABA Routing Number - 101000695
Account Number - 9871879666
Reference - NorthStar Healthcare Income, Inc.

HC-SUBDOC_06.2015

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